UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number:

ATLANTA GOLD INC.

(formerly TWIN MINING CORPORATION)

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On September 27, 2007, Atlanta Gold Inc. issued a press release “ATLANTA GOLD INC. EVALUATES PARALLEL HEAP LEACH AND MILLING FOR PROCESSING OF GOLD ORE AT ITS ATLANTA PROPERTY IN IDAHO” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: Bill Baird

    Title:   Director and

                   Chief Executive Officer

Date:  September 27, 2007.

NOT FOR DISSEMINATION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

September 27, 2007

ATLANTA GOLD INC. EVALUATES PARALLEL HEAP LEACH AND MILLING FOR PROCESSING OF GOLD ORE AT ITS ATLANTA PROPERTY IN IDAHO

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) announces that management together with independent engineering consulting firms engaged by the Company are undertaking engineering and economic evaluations of parallel heap leaching and milling circuits to improve gold recoveries at its Atlanta project (“Atlanta”) located in Elmore County, Idaho. Management believes that the opportunity exists to significantly improve upon the 64% average heap leach recovery rate predicted in the 2005 Feasibility Study, which proposed only heap leaching for Atlanta open-pit ores.

Open-pit mine design studies completed in the second quarter of 2007 identified high-grade zones within the open pit shells which justify more selective mining methods.  At a modest additional mining cost, the highest grade Atlanta open pit ore could be delivered to a small milling process, built to achieve a much higher recovery rate.  Heap-leach circuits for lower and medium grade ores are expected to remain unchanged from those included in the 2005 Feasibility Study. Milling operations now under consideration consist of grinding, gravity recovery of coarse gold, flotation recovery of gold associated with sulfides, and cyanide leaching of the flotation tailings. Engineering designs and cost estimates of these milling operations are currently being developed.

Data from metallurgical studies undertaken between 1987 and 1998 provide support for a potential recovery rate as high as 90% by selective mining and milling of high-grade ore from Atlanta.  However, during that period, milling of ore was rejected as the target was to produce Doré bullion, and ore processing costs were excessive. The studies currently being undertaken reflect two factors that did not exist in the 1987-1998 period: higher current gold prices, which make incremental recovery improvements more profitable; and the availability of new refractory ore processing facilities which use either roasters or autoclaves to liberate gold from sulfides. Sale of flotation concentrates to these facilities, which are currently operating in northern Nevada within 300 miles of Atlanta, would provide a final gold recovery step following on-site milling of Atlanta’s high-grade ores.

Although the percentage of total open pit reserves which would justify selective mining and milling is relatively small, the selectively mined ore would be high-grade and would therefore have a significant impact on operating results.  Management believes that the studies now underway will lead to an overall recovery improvement, from the 64% predicted in the 2005 Feasibility Study, to approximately 75% if parallel heap leach and milling is economically justified.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in the Atlanta property which comprises 1,891 acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for the development of new mining projects.  Atlanta was historically mined from at least 24 underground adits when the gold price was US$20 - $35 per ounce.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

Forward-Looking Information

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward looking information and statements. Such are based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward looking information and statements involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward looking information and statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration, development and mining (including with respect to size, grade and recoverability of mineral reserves and resources); operational and technical difficulties; risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards; government action or delays in the receipt of governmental approvals, permits and licenses; changes in resource prices and fluctuations in currency exchange rates; the Company’s limited financial resources and the availability of financing alternatives; contests to the title of Company property and changes in general economic conditions or conditions in the financial markets; as well as other risks and uncertainties which are more fully described in the Company’s annual Form 20-F, annual and quarterly Management’s Discussion and Analysis and in other Company filings with securities and regulatory authorities which are available at www.sedar.com.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive.  The forward-looking statements contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking information or statements contained herein or in any other documents filed with Canadian and U.S. securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information contact:

Bill Baird

Interim CEO

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgold inc.com